Exhibit 21.1

Entity	Jurisdiction	Ownership
Car House Holding Co., Ltd.	British Virgin Islands	100%
Car House Group Limited	Hong Kong	100%
Guangdong CarHouse E-Commerce Technology Co., Ltd. (“Guangdong CarHouse”)	People’s Republic of China	100%
Shipai Branch	People’s Republic of China	100% owned by Guangdong CarHouse
Dongguan CarHouse Business Development Co., Ltd. (“Dongguan CarHouse”)	People’s Republic of China	100% owned by Guangdong CarHouse
Shenzhen Branch	People’s Republic of China	100% owned by Guangdong CarHouse
Nancheng Branch	People’s Republic of China	100% owned by Dongguan CarHouse